Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CBIRC AND RESIGNATION OF SUPERVISOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 1 April 2022 in relation to the election of Ms. Hu Zhijun as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”) at the eighth extraordinary meeting of the third session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Ms. Hu Zhijun issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Ms. Hu Zhijun as a Supervisor of the Company has been approved by the CBIRC. The term of office of Ms. Hu Zhijun commenced on 13 July 2022. For the biographical details of Ms. Hu Zhijun, please refer to the announcement of the Company dated 1 April 2022.

In addition, due to adjustment of work arrangements, Mr. Cao Qingyang has tendered his resignation as an Employee Representative Supervisor of the Company on 18 July 2022, which took effect on the same day.

Mr. Cao Qingyang has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Cao Qingyang for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Commission File Number 001-31914

Hong Kong, 18 July 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie